UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. and its corporate partner, Boston Scientific Corporation announced today that they have jointly received the Canadian American Business Council (CABC) 2005 Achievement Award, which recognizes innovative and successful alliances between Canadian and American firms.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: November 8, 2005

      By:/s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

Tuesday, November 8, 2005

BOSTON SCIENTIFIC AND ANGIOTECH PHARMACEUTICALS
RECEIVE CANADIAN AMERICAN BUSINESS COUNCIL
2005 ACHIEVEMENT AWARD

Vancouver, B.C. and Natick, MA, November 8, 2005 -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP) and its corporate partner, Boston Scientific Corporation (NYSE: BSX)  announced today that they have jointly received the Canadian American Business Council (CABC) 2005 Achievement Award, which recognizes innovative and successful alliances between Canadian and American firms.  The award was presented today at the Council’s 11th annual business achievement awards ceremony and policy forum held in Calgary, Alberta, Canada.

The CABC Achievement Award is given each year to two companies whose cross-border joint enterprise has demonstrated strong business growth, remarkable innovation, and the capacity to provide the allies with a global advantage.  The winners are chosen by an international panel of judges using standards that examine sustained profitability, job creation, financial strength, environmental responsibility, corporate synergy, exceptional imagination and remarkable innovation.

“We are very pleased that our alliance with Angiotech has been recognized by the CABC,” said Jim Tobin, President and Chief Executive Officer of Boston Scientific.  “The innovative combination of our TAXUS® stent technology with Angiotech’s paclitaxel drug technology has resulted in the world’s most successful drug-eluting coronary stent system.  The 1.8 million stents implanted to date in patients worldwide is a testament to the strength of the alliance, and to the employees at Boston Scientific and Angiotech who made this revolutionary technology possible.”

“This award is a tribute to the hard work and dedication of employees at both companies,” said William Hunter, Chief Executive Officer of Angiotech.  “The complexity of the joint project was enormous but we were able to marry our separate pharmaceutical and device technologies to deliver an innovative combination product for the global market.”

Executives from Boston Scientific and Angiotech also participated in a policy forum and panel discussion titled “The Cross Border Security and Prosperity Partnership”.

BSC acquired worldwide exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and has co-exclusive rights to other vascular and non-vascular products.

About The Canadian American Business Council

The Canadian American Business Council is the premier voice of the Canadian-American business community and is headquartered in Washington, D.C.  Established in 1987, the Council is a non-profit, issues-oriented organization dedicated to elevating the private sector perspective on issues that affect Canada and the United States.  For more information, please visit www.canambusco.org.

About Angiotech Pharmaceuticals

Vancouver-based Angiotech Pharmaceuticals, Inc., a specialty pharmaceutical company focusing on drug-coated medical devices and biomaterials, is dedicated to enhancing the performance of medical devices and biomaterials through the innovative uses of pharma-therapeutics. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP), please visit our website at www.angiotech.com.

About Boston Scientific

Boston Scientific is a worldwide developer, manufacturer and marketer of medical devices whose products are used in a broad range of interventional medical specialties.  For more information, please visit: www.bostonscientific.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

CONTACT:

Boston Scientific

Angiotech Pharmaceuticals

Milan Kofol

Todd Young

508-650-8569

604-221-7676 ext 6933

Investor Relations

VP Investor Relations & Communications

Boston Scientific Corporation

Angiotech Pharmaceuticals, Inc.

Paul Donovan

Rui Avelar

508-650-8541

604-221-7676 ext 6996

Media Relations

Sr. VP Medical Affairs & Communications

Boston Scientific Corporation

Angiotech Pharmaceuticals, Inc.

Colleen Beauregard

503-443-7863

Media Relations

Waggener Edstrom Bioscience

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